December 9, 2024

Eric R. Newell
Executive Vice President and Chief Financial Officer
Eagle Bancorp, Inc.
7830 Old Georgetown Road
Third Floor
Bethesda, MD 20814

       Re: Eagle Bancorp, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 8-K filed October 23, 2024
           File No. 000-25923
Dear Eric R. Newell:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance